Stock Sale Agreement

THIS STOCK SALE AGREEMENT (this “Agreement”) made by and among ViewTrade Securities Inc. (“ViewTrade”), Black Sea Trading, Inc. (“Black Sea”) and Arimathea Ltd. (“Arimathea”) as of this 19th day of August, 2008 (this “Agreement”).

WHEREAS, Black Sea maintains a securities trading account at ViewTrade in which it holds ------------* shares of -------------* (“---* Shares”) and 3,270,000 shares of Prime Sun Power Inc. (“PSP Shares”);

WHEREAS, ViewTrade has a margin call on the ---* Shares and PSP Shares in the Black Sea trading account and is currently liquidating such shares;

WHEREAS, Black Sea desires to sell to Arimathea, and Arimathea desires to purchase, all of the ---* Shares and PSP Shares and have ViewTrade stop liquidating such shares;

NOW, THEREFORE, in consideration of these premises and of the mutual covenants, representations and warranties set forth herein, which the parties agree is adequate and sufficient in all respects, the parties agree as follows:

1.
Black Sea shall sell, and Arimathea shall purchase, all of the ---* Shares and all of the PSP Shares for an aggregate purchase price of $4,500,000.00 (four million five hundred thousand dollars) (the “Purchase Price”). To the extent that ViewTrade sells any of the ---* Shares or the PSP Shares prior to the receipt of the initial $900,000.00 payment referenced below, the Purchase Price and the ---* Shares and the PSP Shares will be adjusted accordingly.

2.
The Purchase Price shall be paid to ViewTrade in increments of $900,000.00 (nine hundred thousand dollars), payable in cash via wire transfer once per week commencing on Wednesday, August 20, 2008, and on each Wednesday thereafter until the Purchase Price has been paid in full. The Purchase Price shall be allocated on a pro-rata basis between the purchase of the ---* Shares and the PSP Shares (i.e. each of the ---* Shares and the PSP Shares shall be valued equally). No other payment or consideration will be required for purchase of all of the ---* Shares or the PSP Shares.

3.
Upon payment in full of the Purchase Price, ViewTrade shall transfer all ---* Shares and PSP Shares to a brokerage account designated by Arimathea, it being agreed and acknowledged that such account must be carried by a clearing broker other than Penson Financial Services, Inc. (“Penson”). Arimathea may at any time at its sole discretion pre-pay all remaining incremental payments in order to completely pay in full the Purchase Price upon which action ViewTrade shall immediately perform its obligations under the foregoing sentence.

4.
Subsequent to the receipt of the initial $900,000.00 payment referenced above, ViewTrade shall not sell or otherwise transfer, except as provided in this Agreement, any of the ---* Shares or the PSP Shares unless any subsequent payment contemplated by this Agreement is not received by ViewTrade when such payment is due. If any subsequent payment is not received when due, ViewTrade shall be freed from all obligations under this Agreement. ViewTrade shall not permit any party to borrow the ---* Shares or PSP Shares nor shall it permit any party to utilize the ---* Shares or PSP Shares as the basis for satisfying any request to locate shares pursuant to Rule 203 (b)(i)(2) of Regulation SHO or otherwise, and ViewTrade shall cause any and all affiliates and clearing firms, including, without limitation, Penson Financial Services, Inc. and its respective affiliates, to comply with the foregoing conditions restricting sale and non-availability of the ---* Shares and PSP Shares for loans, borrowing, locating or any other transfer.

Stock Sale Agreement

5.
This Agreement may be executed in one or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument. This Agreement may be executed and delivered by facsimile or scanned signatures which shall be deemed to constitute an original. This Agreement shall not be modified, amended or waived except by a written instrument signed by the party against whom any such modification, amendment or waiver is sought. This Agreement and the rights, interests and obligations hereunder are not transferable or assignable.

6.
Each signatory below hereby represents and warrants that it has the power and authority to enter into this Agreement. This Agreement is binding on and for the benefit of the parties and their respective successors and assigns. The parties agree that the terms of this Agreement are strictly confidential.

7.
This Agreement shall be governed by the laws of the State of Texas as to all matters, including but not limited to matters of validity, construction, effect and performance, exclusive of the principles of conflicts of laws thereof. This Agreement is executed and performable in part in Dallas County, Texas. All lawsuits or claims arising from this Agreement shall be brought in the civil district courts of Dallas County, Texas.

8.
Each signatory below hereby agrees and acknowledges that Penson is an intended third party beneficiary of this Agreement. Penson shall be entitled to enforce the rights of any party to this Agreement to the extent it deems reasonably necessary to enforce any contractual, equitable, or other rights it may have with respect to any party hereto. To the extent that any provision of this Agreement conflicts with any agreement Penson has with any party hereto, the provisions of such other agreement shall prevail over the terms of this Agreement. The obligations of any party hereto to Penson arising from this Agreement shall be joint and several. The terms of this Agreement shall in no way affect or prejudice any rights Penson may have with respect to any party hereto.

9.
If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

[Signature Page Follows]

Stock Sale Agreement

IN WITNESS WHEREOF, this Agreement has been executed by a duly authorized officer of each of the parties hereto on the date first above written.

ViewTrade Securities Inc.

By: /s/ James St. Clair
Name: James St. Clair
Title: Managing Director

Arimathea Ltd.

By: /s/ Andrew Kelly
Name: Andrew Kelly
Title: Authorized Officer

Black Sea Trading, Inc.

By: /s/ Robert Jarva
Name: Robert Jarva
Title: President

*Portions of this Exhibit have been omitted pursuant to a request for confidentiality under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.  A copy of this Exhibit with all sections intact has been filed separately with the Securities and Exchange Commission.